Mail Stop 3561

November 30, 2009

Kenneth Bosket
Chief Executive Officer
Crown Equity Holdings Inc.
9663 St. Claude Avenue
Las Vegas, Nevada 89148

  Re: **Crown Equity Holdings, Inc.**
    Preliminary Information Statement on Schedule 14C
    Filed November 6, 2009
    Form 10-K for the Fiscal Year Ended December 31, 2008
    Filed March 11, 2009
    Form 10-Q For the Periods Ending September 30, June 30 and March 31, 2009
    Filed November 12, August 7 and May 13, 2009, respectively
    File No. 000-29935

Dear Mr. Bosket:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your preliminary information statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Information Statement on Schedule 14C

Purposes of Amendments of Certificate of Incorporation, page 3

1. You state "the company is engaged in the business of providing financial public relations services." Please clarify and provide specificity in light of the statement on your website: "However, the company has re-focused its primary vision to that of an online media advertising/awareness publisher, focused on serving the needs of the clients, as well as being dedicated to the distribution of quality branding information."

Stock Ownership/Principal Shareholders, page 4

2. You indicate that Crown Marketing Corp. is a 61.14% shareholder. Your Form 10-K for the fiscal year ended December 31, 2008 indicates that Crown Partners, Inc. is a 63.69% shareholder. Please clarify or advise.

3. Please clarify the disclosure in the table to indicate whether it includes shares each person has the right to acquire within 60 days. See Item 403 of Regulation S-K.

Management/Executive Officers, page 5

4. Please describe the principal business of the corporations or other organizations listed in the biographical information of each of your directors and executive officers if not clear from the business name. Please also ensure that your disclosure includes a description of the business experience of each director and executive for the past five years, or clarify your disclosure by adding dates or the duration of employment. See Item 401(e) of Regulation S-K.

Amendment and Restatement of Articles of Incorporation, page 7

5. With regard to the proposed amendment to your articles of incorporation to authorize the company to issue shares of preferred stock, please revise to discuss the reason(s). See Item 1 of Schedule 14C and Item 11 of Schedule 14A.

6. Please augment your disclosure to indicate that authorizing the issuance of preferred stock could have the effect of delaying or preventing a change of control of you or management, and any other effects the proposed addition may have on current shareholders. Refer to SEC Release 34-15230 (October 13, 1978).

7. With regard to the change in the articles related to the company entering into contracts with its directors and with firms in which any of its directors are shareholders, etc., please revise this discussion to provide additional information regarding your policies and procedures relating to the review and approval of such transactions, as required pursuant to Item 404(b) of Regulation S-K.

8. With regard to the addition of the article permitting the Board of Directors to authorize and declare stock splits, please discuss in greater detail the reasons you are recommending this change. Please clarify whether any reverse stock split would be the first step in a going private transaction. If not, please affirmatively state that this proposal is not a first step in a going private transaction and this action will not trigger your compliance with our going private rules. See Rule 13e-3 under the Exchange Act.

Form 10-K for the Fiscal Year Ended December 31, 2008

9. Your Form 10-K is not signed as provided in the Form. We note that it has been signed by the registrant in accordance with Rule 12b-15. However, it must also be signed in accordance with the Form 10-K. In this regard, the report must also be signed on behalf of the registrant by its principal executive officer or officers, its principal financial officer or officers, and its controller or principal accounting officer. See Form 10-K, General Instruction D.(2) and the instructions for signatures. Please revise.

Exhibits

Exhibit 31.1

10. The certifications must correspond exactly to those set forth in Item 601(b)(31) of Regulation S-K. In this regard, you did not use the form of certification for Form 10-K. Please revise.

Form 10-Q for the Periods Ending September 30, June 30 and March 31, 2009

Item 4T: Controls and Procedures, page 11

Changes in Internal Controls over Financial Reporting, page 11

11. We note your disclosure in your September 30 and June 30, 2009 Form 10-Qs that "[e]xcept as noted above, there have been no changes in our internal control over financial reporting... that occurred during our first quarter...." Please revise to state clearly, if correct, that there *were* changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please revise.

Kenneth Bosket
Crown Equity Holdings, Inc.
November 30, 2009
Page 4

Exhibit 31.1

12. The certifications must correspond exactly to those set forth in Item 601(b)(31) of Regulation S-K. In this regard, you did not use the form of certification for Form 10-Q. Please revise.

******

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

       Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me, at (202) 551-3725, with any questions.

                         Sincerely,

                         H. Christopher Owings
                         Assistant Director

cc: Claudia McDowell, Esq.
       Via facsimile to (818) 475-1819